Exhibit (d)(82)

GLENMEDE INVESTMENT MANAGEMENT LP

June 29, 2016

Mary Ann B. Wirts

President

The Glenmede Fund, Inc.

c/o Glenmede Investment Management LP

One Liberty Place

1650 Market Street, Suite 1200

Philadelphia, PA 19103-7391

Re:	The Glenmede Fund, Inc: Short Term Tax Aware Fixed Income Portfolio

Dear Mrs. Wirts:

Pursuant to Investment Advisory Agreement between the Fund on behalf of the Short Term Tax Aware Fixed Income Portfolio (the “Portfolio”) and Glenmede Investment Management LP (the “Adviser”) dated June 29. 2016, the Adviser is entitled to investment advisory fees of 0.35% of the Portfolio’s average daily net assets. By our execution of this letter agreement (this “Agreement”), intending to be legally bound hereby, Adviser agrees that in order to improve the performance of the Portfolio, the Adviser shall, until future notice, but in no event terminating before June 30, 2017 waive all or a portion of its investment advisory fees and/or reimburse expenses (other than, Acquired Fund fees and expenses, brokerage commissions, extraordinary items, interest and taxes) in an aggregate amount equal to the amount by which the Portfolio’s total operating expenses (other than Acquired Fund fees and expenses, brokerage commissions, extraordinary items, interest and taxes) exceed a total operating expense ratio (excluding Acquired Fund fees and expenses, brokerage commissions, extraordinary items, interest and taxes) of: 0.55% of the average daily net assets attributable to the Portfolio.

The Adviser acknowledges that (1) it shall not be entitled to collect on or make a claim for waived fees at any time in the future, and (2) it shall not be entitled to collect on or make a claim for reimbursed Fund expenses at any time in the future.

Glenmede Investment Management LP

By:	Gatepost Partners, LLC, its General Partner

By:	/s/ Peter Zuleba
Title:	Director

Your signature below acknowledges

acceptance of this Agreement:

By:	/s/ Mary Ann B. Wirts
Mary Ann B. Wirts
President
The Glenmede Fund, Inc.